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                     SECURITIES AND EXCHANGE COMMISSION
			   WASHINGTON, DC 20549

				SCHEDULE 13G
				(RULE 13d-102)

		INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
	     TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
			PURSUANT TO RULE 13d-2(b)
			  (Amendment No. __1__)*

			Jos. A. Bank Clothiers, Inc.
                              (Name of Issuer)

				Common Stock
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                       (Title of Class of Securities)

				480838101
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                              (CUSIP Number)

				12/31/2006
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 480838101                 13G       	    PAGE  2   OF  5  PAGES


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1. 	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Munder Capital Management
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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     	(a) [ ]
     	(see instructions)                                 	(b) [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware
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                  	5.       SOLE VOTING POWER

      NUMBER OF                     	1,330,202
       SHARES              -----------------------------------------------------
    BENEFICIALLY     	6.       SHARED VOTING POWER
       OWNED BY
        EACH				0
     REPORTING             -----------------------------------------------------
    PERSON WITH         7.       SOLE DISPOSITIVE POWER

					1,449,119
                  	   -----------------------------------------------------
           		8.       SHARED DISPOSITIVE POWER

	                            	0
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  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,449,119
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 10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       	SHARES (SEE INSTRUCTIONS)                                      [ ]

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 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%
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 12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
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CUSIP NO. 480838101           		13G   		PAGE  3   OF  5  PAGES


Item 1.

	(a)	Name of Issuer:

		Jos. A. Bank Clothiers, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

		500 Hanover Pike
		Hampstead, MD 21074-2095

Item 2.
	(a)	Name of Person Filing:

		Munder Capital Management ("Munder")

	(b)	Address of Principal Business Office:

		Munder Capital Center
		480 Pierce Street
		Birmingham, MI  48009

	(c)	Citizenship:

		Munder is a general partnership formed under the laws of the State of Delaware

	(d)	Title of Class of Securities:

		Common Stock

	(e)	CUSIP Number:

		480838101

Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or
		240.13d-2(b) or (c), check whether the person filing is a:

	(e)	[X]	An investment adviser in accordance with 240.13d-1
			(b)(1)(ii)(E);


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CUSIP NO. 480838101              	13G       	PAGE  4  OF  5  PAGES


Item 4.	Ownership

	(a)	Amount Beneficially Owned:
			1,449,119 shares (the "Common Stock")

	(b)	Percent of Class
			8.0%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote:
				1,330,202

		(ii)	shared power to vote or direct the vote:
				0

		(iii)	sole power to dispose or to direct the disposition of:
				1,449,119

		(iv)	shared power to dispose or direct the disposition of:
				0

Item 5.	Ownership of Five Percent or Less of a Class

	Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	While Munder is the beneficial owner of the shares of Common
	Stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

 Item 7.Identification and Classification of the Subsidiary Which

	Acquired the Security Being Reported on by the Parent
	Holding Company

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.


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CUSIP NO. 480838101           		13G       	PAGE  5  OF  5  PAGES


Item 9.		Notice of Dissolution of Group

		Not Applicable.


Item 10.	Certification

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					February 12, 2007

					MUNDER CAPITAL MANAGEMENT,
					a Delaware general partnership

					By:	/s/ Mary Ann C. Shumaker
					Its:	Associate General Counsel